Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
	$	$
ASSETS
Cash and cash equivalents	652,025	395,370
Short-term investments (note 3)	4,535,879	3,704,131
Marketable securities (note 4)	271,000	285,700
Other assets	242,224	173,857
CURRENT ASSETS	5,701,128	4,559,058

Exploration and evaluation assets (note 5)	41,723,780	40,650,547

ASSETS	47,424,908	45,209,605

LIABILITIES

Accounts payable and accrued liabilities	650,737	672,532

LIABILITIES	650,737	672,532

SHAREHOLDERS’ EQUITY

Share capital (note 6)	111,891,213	108,021,796
Contributed surplus	33,307,142	32,747,685
Deficit	(98,424,184)	(96,232,408)

SHAREHOLDERS’ EQUITY	46,774,171	44,537,073

LIABILITIES AND SHAREHOLDERS’ EQUITY	47,424,908	45,209,605

Approved by the Board of Directors

Robert Gayton (signed) Director	Klaus Zeitler (signed) Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Filing and regulatory fees	5,090	4,180	202,530	181,574
Office and administration	76,628	45,137	199,613	173,555
Professional fees	20,645	27,709	72,314	83,442
Rent and utilities	28,065	28,065	84,194	84,194
Share-based payments (note 8, 9)	164,506	82,527	425,423	271,305
Shareholder communication and travel	95,836	115,804	460,206	427,582
Wages and benefits (note 9)	241,642	255,211	790,330	797,672

CORPORATE EXPENSES	632,412	558,633	2,234,610	2,019,324

Foreign exchange loss (gain)	(348)	4,414	6,871	8,436
Interest income	(22,654)	(9,979)	(64,405)	(35,246)
Unrealized loss on marketable securities	58,300	52,100	14,700	73,000

LOSS AND COMPREHENSIVE LOSS	667,710	605,168	2,191,776	2,065,514

Basic and diluted loss per share	0.01	0.01	0.02	0.02

Weighted average number of common shares outstanding	100,750,034	96,484,135	99,584,376	95,587,354

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,	2018	2017
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss and comprehensive loss	(2,191,776)	(2,065,514)

ITEMS NOT AFFECTING CASH
Share-based payments	425,423	271,305
Unrealized loss (gain) on marketable securities	14,700	73,000
	440,123	344,305
Change in non-cash working capital items	(95,654)	(33,307)

OPERATING ACTIVITIES	(1,847,307)	(1,754,516)

FINANCING ACTIVITIES
Private placement proceeds (note 6b)	3,340,826	-
Private placement issuance costs (note 6b)	(152,825)	-
Exercise of stock options (note 7b)	732,500	1,433,333

FINANCING ACTIVITIES	3,920,501	1,433,333

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments	(813,139)	1,463,139
Mineral property expenditures	(1,003,400)	(1,289,203)

INVESTING ACTIVITIES	(1,816,539)	173,936

CHANGE IN CASH AND CASH EQUIVALENTS	256,655	(147,247)

Cash and cash equivalents – Beginning	395,370	611,690

CASH AND CASH EQUIVALENTS - ENDING	652,025	464,443

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	1,688,333	1,433,333	-	-	1,433,333
Transfer of stock option value	-	625,370	(625,370)	-	-
Share-based payments	-	-	329,989	-	329,989
Loss and comprehensive loss	-	-	-	(2,065,514)	(2,065,514)

SEPTEMBER 30, 2017	96,653,935	108,021,796	32,689,577	(95,636,333)	45,075,040

Share-based payments	-	-	58,108	-	58,108
Loss and comprehensive loss	-	-	-	(596,075)	(596,075)

DECEMBER 31, 2017	96,653,935	108,021,796	32,747,685	(96,232,408)	44,537,073

Private Placement (note 6b)
Gross proceeds	2,905,066	3,340,826	-	-	3,340,826
Issuance costs	-	(152,825)	-	-	(152,825)
Allocation of warrant value	-	(319,000)	319,000	-	-
Exercise of stock options	1,225,000	732,500	-	-	732,500
Transfer of stock option value	-	267,916	(267,916)	-	-
Share-based payments	-	-	508,373	-	508,373
Loss and comprehensive loss	-	-	-	(2,191,776)	(2,191,776)

SEPTEMBER 30, 2018	100,784,001	111,891,213	33,307,142	(98,424,184)	46,774,171

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2018
(unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on November 7, 2018.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2018
(unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

As at September 30, 2018, the Company had $4,535,879 (December 31, 2017 - $3,704,131) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $35,879 (December 31, 2017 - $17,270).

4.	MARKETABLE SECURITIES

As at September 30, 2018, the Company held marketable securities with a total market value of $271,000 (December 31, 2017 - $285,700). The Company’s marketable securities consist of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $250,000 (December 31, 2017 - $250,000) and 420,000 common shares of Copper North Mining Corp. with a market value of $21,000 (December 31, 2017 - $35,700).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$
DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	183,165
Permitting	1,317,578
Salary and wages	347,887
Share-based payments	68,994

DECEMBER 31, 2017	40,650,547

Claims maintenance	11,445
Engineering	158,100
Permitting	553,361
Salary and wages	267,377
Share-based payments	82,950

SEPTEMBER 30, 2018	41,723,780

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2018
(unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

a.	Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b.	Financing

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for gross proceeds of $3,340,826. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Inputs and assumptions

Warrants issued	1,452,533
Exercise price	$1.75
Market price	$1.10
Expected term (years)	2.0
Expected share price volatility	63.8%
Average risk-free interest rate	1.83%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$319,000

7.	WARRANTS AND STOCK OPTIONS

a.	Warrants

The Company issued 1,452,533 warrants on February 8, 2018. All outstanding warrants have an exercise price of $1.75 and a remaining contractual life of 1.36 years.

	Number of	Weighted average
	warrants	exercise price
		$
DECEMBER 31, 2017	-	-

Issued	1,452,533	1.75

SEPTEMBER 30, 2018	1,452,533	1.75

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2018
(unaudited – prepared by management)
(Expressed in Canadian dollars)

b.	Stock options

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2018, the Company could issue an additional 4,878,399 stock options under the terms of the stock option plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	stock options	exercise price
		$
DECEMBER 31, 2016	5,971,668	0.79

Exercised	(1,688,333)	0.85

DECEMBER 31, 2017	4,283,335	0.76

Granted	2,325,000	1.20
Exercised	(1,225,000)	0.60
Forfeited	(183,334)	1.16

SEPTEMBER 30, 2018	5,200,001	0.98

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	816,667	0.52	1.81
$0.88	658,334	0.88	0.78
$0.96	1,550,000	0.96	2.78
$1.20	2,175,000	1.20	4.39

SEPTEMBER 30, 2018	5,200,001	0.98	3.05

Of the total stock options outstanding, 3,025,001 were vested and exercisable at September 30, 2018. The weighted average exercise price of vested stock options is $0.82 and the average remaining contractual life is 2.08 years.

The accompanying notes are an integral part of these financial statements	- 9 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2018
(unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of the fair value assigned to stock options granted by the Company in 2018. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions. The Company did not grant stock options in 2017.

Inputs and assumptions	2018

Stock options granted	2,325,000
Exercise price	$1.20
Market price	$1.13
Expected option term (years)	3.0
Expected stock price volatility	59.9%
Average risk-free interest rate	1.94%
Expected forfeiture rate	-
Expected dividend yield	-

FAIR VALUE ASSIGNED	$1,038,000

9.	KEY MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of key management was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Salaries and director fees	193,738	204,715	596,677	620,895
Share-based payments	134,813	74,475	360,346	245,081

KEY MANAGEMENT COMPENSATION	328,551	279,190	957,023	865,976

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

10.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

11.	CAPITAL MANAGEMENT

There has been no change in the Company’s approach to capital management during the three and nine months ended September 30, 2018. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

12.	FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three and nine months ended September 30, 2018.

The accompanying notes are an integral part of these financial statements	- 10 -